Exhibit 11(a)

Lamar Advertising Company and Subsidiaries Earnings Per Share Computation Information

Years ended December 31, 2013, 2012 and 2011

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net income applicable to common stock	$39,774,000	$7,525,000	$6,493,000
Weighted average common shares outstanding	94,387,230	93,379,246	92,851,067
Shares issuable upon exercise of stock options	358,285	287,395	322,718
Incremental shares of convertible debt	—	—	—
Weighted average common shares and common equivalents outstanding	94,745,515	93,666,641	93,173,785
Net income per common share basic and diluted	$0.42	$0.08	$0.07

The above earnings per share (EPS) calculations are submitted in accordance with Statement of Financial Accounting Standards No. 128. An EPS calculation in accordance with Regulation S-K item 601 (b) (11) is not shown above for the years ended December 31, 2013, 2012 and 2011 because it produces an antidilutive result. The following information is disclosed for purposes of calculating antidilutive EPS for that period.

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net income applicable to common stock	$39,774,000	$7,525,000	$6,493,000
Income impact of assumed conversions	—	—	—
Income available to common shareholders plus assumed conversion	$39,774,000	$7,525,000	$6,493,000
Weighted average common shares outstanding	94,387,230	93,379,246	92,851,067
Shares issuable upon exercise of stock options	358,285	287,395	322,718
Incremental shares from convertible debt	—	—	—
Weighted average common shares plus dilutive potential common shares	94,745,515	93,666,641	93,173,785
Net income per common share	$0.42	$0.08	$0.07